Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tenet Healthcare Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-3, dated July 17, 2009, of our report dated February 26, 2007, except for Notes 1, 3, 4, 5, 6, 12, and 14, which are as of December 15, 2008, Notes 7, 10 and 13, which are as of February 23, 2009, and adoption of SFAS 160, which is as of May 12, 2009, which report is set forth in a Current Report on Form 8-K of Tenet Healthcare Corporation dated May 13, 2009 and to the reference to our firm under the heading “Experts” in the registration statement. Our report refers to a change in the Company’s method of accounting for noncontrolling interests in 2009 retrospective to all years presented due to the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.

/s/ KPMG LLP

Dallas, Texas

July 16, 2009